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                       May 21, 2024

       Conor Fennerty
       Executive Vice President, Chief Financial Officer & Treasurer SITE Centers Corp.
       3300 Enterprise Parkway
       Beachwood, OH 44122

                                                        Re: SITE Centers Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-11690

       Dear Conor Fennerty:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction